SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 27, 2011

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

Enclosures:

Nokia stock exchange release dated January 27, 2011:

Nokia Q4 2010 net sales EUR 12.7 billion, non-IFRS EPS EUR 0.22 (reported EPS EUR 0.20)

Nokia 2010 net sales EUR 42.4 billion, non-IFRS EPS EUR 0.61 (reported EPS EUR 0.50)

INTERIM REPORT

Nokia Corporation	January 27, 2011 at 13:00 (CET +1)

Nokia Q4 2010 net sales EUR 12.7 billion, non-IFRS EPS EUR 0.22 (reported EPS EUR 0.20)

Nokia 2010 net sales EUR 42.4 billion, non-IFRS EPS EUR 0.61 (reported EPS EUR 0.50)

Nokia Corporation

Interim report

January 27, 2010 at 13.00 (CET+1)

Nokia Board of Directors will propose a dividend of EUR 0.40 per share for 2010 (EUR 0.40 per share for 2009).

	Non-IFRS fourth quarter 2010 results(1)					Non-IFRS full year 2010 results(1)
EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change	2010	2009	YoY Change
Net sales	12 653	11 988	6%	10 271	23%	42 451	40 987	4%
Devices & Services	8 501	8 179	4%	7 174	18%	29 138	27 853	5%
NAVTEQ	309	225	37%	252	23%	1 003	673	49%
Nokia Siemens Networks	3 961	3 625	9%	2 943	35%	12 661	12 574	1%

Operating profit	1 090	1 473	-26%	634	72%	3 204	3 503	-9%
Devices & Services	961	1 257	-24%	750	28%	3 162	3 488	-9%
NAVTEQ	100	54	85%	74	35%	265	121	119%
Nokia Siemens Networks	145	201	-28%	-116		95	28	239%

Operating margin	8.6%	12.3%		6.2%		7.5%	8.5%
Devices & Services	11.3%	15.4%		10.5%		10.9%	12.5%
NAVTEQ	32.4%	24.0%		29.4%		26.4%	18.0%
Nokia Siemens Networks	3.7%	5.5%		-3.9%		0.8%	0.2%

EPS, EUR Diluted	0.22	0.25	-12%	0.14	57%	0.61	0.66	-8%

	Reported fourth quarter 2010 results					Reported full year 2010 results
EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change	2010	2009	YoY Change
Net sales	12 651	11 988	6%	10 270	23%	42 446	40 984	4%
Devices & Services	8 499	8 179	4%	7 173	18%	29 134	27 853	5%
NAVTEQ	309	225	37%	252	23%	1 002	670	50%
Nokia Siemens Networks	3 961	3 625	9%	2 943	35%	12 661	12 574	1%

Operating profit	884	1 141	-23%	403	119%	2 070	1 197	73%
Devices & Services	1 018	1 219	-16%	807	26%	3 299	3 314	-0.5%
NAVTEQ	-19	-56		-48		-225	-344
Nokia Siemens Networks	1	17	-94%	-282		-686	-1 639

Operating margin	7.0%	9.5%		3.9%		4.9%	2.9%
Devices & Services	12.0%	14.9%		11.3%		11.3%	11.9%
NAVTEQ	-6.1%	-24.9%		-19.0%		-22.5%	-51.3%
Nokia Siemens Networks	0.0%	0.5%		-9.6%		-5.4%	-13.0%

EPS, EUR Diluted	0.20	0.26	-23%	0.14	43%	0.50	0.24	108%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in our complete interim report with tables on pages 3-4, 13-15 and 18 for the quarterly periods and pages 28-30 and 32 for the full year 2010 and 2009.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q4 2010 and Q4 2009 as well as for full year 2010 and 2009 can be found in the tables on pages 11, 13-16 and 27-32 of our complete interim report with tables. A reconciliation of our Q3 2010 non-IFRS results can be found on pages 12-13 and 15-19 of our Q3 2010 complete interim report with tables that was published on October 21, 2010.

FOURTH QUARTER 2010 HIGHLIGHTS

•                  Nokia net sales of EUR 12.7 billion in Q4 2010, up 6% year-on-year and 23% sequentially (flat and up 24% at constant currency).

•                  Devices & Services net sales of EUR 8.5 billion in Q4 2010, up 4% year-on-year and 18% sequentially (down 3% and up 19% at constant currency).

•                  Services net sales of EUR 201 million in Q4 2010, up 21% year-on-year and 26% sequentially; billings of EUR 352 million, up 57% year-on-year and 8% sequentially.

•                  Nokia total mobile device volumes of 123.7 million units in Q4 2010, down 3% year-on-year and up 12% sequentially.

•                  Nokia converged mobile device (smartphone and mobile computer) volumes of 28.3 million units in Q4 2010, up 36% year-on-year and 7% sequentially.

•                  Nokia mobile device ASP (including services revenue) of EUR 69 in Q4 2010, up from EUR 64 in Q4 2009 and EUR 65 in Q3 2010.

•                  Devices & Services gross margin of 29.2% in Q4 2010, down from 34.3% in Q4 2009 and up from 29.0% in Q3 2010.

•                  Devices & Services non-IFRS operating margin of 11.3% in Q4 2010, down from 15.4% in Q4 2009 and up from 10.5% in Q3 2010.

•                  NAVTEQ net sales of EUR 309 million in Q4 2010, up 37% year-on-year and 23% sequentially (up 33% and 27% at constant currency).

•                  Nokia Siemens Networks net sales of EUR 4.0 billion in Q4 2010, up 9% year-on-year and 35% sequentially (up 7% and 37% at constant currency).

•                  Nokia Siemens Networks non-IFRS operating margin of 3.7% in Q4 2010, down from 5.5% in Q4 2009 and up from -3.9% in Q3 2010.

•                  Nokia operating cash flow of EUR 2.4 billion and cash generated from operations of EUR 2.5 billion in Q4 2010.

•                  Total cash and other liquid assets of EUR 12.3 billion and net cash and other liquid assets of EUR 7.0 billion at the end of Q4 2010.

•                  Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q4 2010, this was more than offset by a favorable profit mix and certain current quarter benefits both in Devices & Services and in Nokia Siemens Networks taxes. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 2.5 Euro cents lower in Q4 2010.

FULL YEAR 2010 HIGHLIGHTS

•                  Based on Nokia’s preliminary estimate, industry mobile device volumes increased 13% in 2010, compared to 2009 (based on Nokia’s revised definition of the industry mobile device market applicable beginning in 2010).

•                  Based on Nokia’s preliminary market estimate, Nokia’s mobile device volume market share decreased to 32% in 2010, compared to 34% in 2009 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010).

•                  Nokia’s estimated mobile device value market share was down slightly in 2010, compared to 2009.

•                  Nokia’s non-IFRS operating expenses in Devices & Services were approximately EUR 5.6 billion in 2010, compared to EUR 5.8 billion in 2009.

•                  Devices & Services non-IFRS operating margin was 10.9% in 2010, compared to 12.5% in 2009.

•                  Based on preliminary estimates, Nokia and Nokia Siemens Networks believe the market for mobile and fixed infrastructure and related services was approximately flat in Euro terms in 2010, compared to 2009.

•                  Based on preliminary estimates, Nokia and Nokia Siemens Networks believe Nokia Siemens Networks grew slightly faster than the market in Euro terms in 2010, compared to 2009.

•                  Nokia Siemens Networks non-IFRS operating margin of 0.8% in 2010, compared to 0.2% in 2009.

STEPHEN ELOP, NOKIA CEO:

“In Q4 we delivered solid performance across all three of our businesses, and generated outstanding cash flow. Additionally, growth trends in the mobile devices market continue to be encouraging. Yet, Nokia faces some significant challenges in our competitiveness and our execution. In short, the industry changed, and now it’s time for Nokia to change faster.”

NOKIA OUTLOOK

•                  Nokia expects Devices & Services net sales to be between EUR 6.8 billion and EUR 7.3 billion in the first quarter 2011.

•                  Nokia expects its non-IFRS operating margin in Devices & Services to be between 7% and 10% in the first quarter 2011.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 2.8 billion and EUR 3.1 billion in the first quarter 2011.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between -3% and breakeven in the first quarter 2011.

Nokia will hold a Strategy and Financial Briefing in London on February 11, 2011. In connection with that event, Nokia plans to discuss its strategy and objectives going forward.

FOURTH QUARTER 2010 FINANCIAL HIGHLIGHTS

The non-IFRS results exclusions

Q4 2010 — EUR 206 million (net) consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 85 million restructuring charges in Devices & Services

•                  EUR 147 million gain on sale of wireless modem business in Devices & Services

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 5 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Q4 2010 taxes — EUR 52 million non-cash tax benefit from reassessment of recoverability deferred tax assets in Nokia Siemens Networks

Q3 2010 — EUR 231 million (net) consisting of:

•                  EUR 61 million prior years-related refund of customs duties

•                  EUR 49 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 122 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra, MetaCarta and Motally in Devices & Services

Q3 2010 taxes — EUR 127 million prior years-related non-cash benefit from Q3 2010 changes in dividend withholding tax legislation in certain jurisdictions with retroactive effects

Q4 2009 — EUR 332 million (net) consisting of:

•                  EUR 89 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 22 million gain on sale of real estate in Nokia Siemens Networks

•                  EUR 36 million restructuring charge in Devices & Services

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 110 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q4 2009 taxes — EUR 213 million non-cash positive effect from development and outcome of various prior year items impacting Nokia taxes

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s fourth quarter 2010 net sales increased 6% to EUR 12.7 billion, compared with EUR 12.0 billion in the fourth quarter 2009, and increased 23% compared with EUR 10.3 billion in the third quarter 2010. At constant currency, group net sales would have been flat year-on-year and increased 24% sequentially.

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2010 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	6%	23%
Group net sales - constant currency(1)	0%	24%

Devices & Services net sales — reported	4%	18%
Devices & Services net sales - constant currency(1)	-3%	19%

NAVTEQ net sales — reported	37%	23%
NAVTEQ net sales - constant currency(1)	33%	27%

Nokia Siemens Networks net sales — reported	9%	35%
Nokia Siemens Networks net sales - constant currency(1)	7%	37%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s fourth quarter 2010 reported operating profit was EUR 884 million, compared with an operating profit of EUR 1 141 million in the fourth quarter 2009 and an operating profit of EUR 403 million in the third quarter 2010. Nokia’s fourth quarter 2010 reported operating margin was 7.0%, compared with 9.5% in the fourth quarter 2009 and 3.9% in the third quarter 2010. Nokia’s fourth quarter 2010 non-IFRS operating profit was EUR 1 090 million, compared with EUR 1 473 million in the fourth quarter 2009 and EUR 634 million in the third quarter 2010. Nokia’s fourth quarter 2010 non-IFRS operating margin was 8.6%, compared with 12.3% in the fourth quarter 2009 and 6.2% in the third quarter 2010. The year-on-year decrease in Nokia’s non-IFRS operating margin resulted from a decline in Devices & Services and Nokia Siemens Networks’ non-IFRS operating margins that were only partially offset by an increase in NAVTEQ’s non-IFRS operating margin. The sequential increase in Nokia’s non-IFRS operating margin reflected improved non-IFRS operating margin in all three reportable segments.

The following chart sets out Nokia Group’s cash flow (for the periods indicated) and financial position (at the end of the periods indicated), as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Cash generated from operations	2 492	1 288	93%	1 206	107%
Operating cash flow(1)	2 436	1 535	59%	439	455%
Total cash and other liquid assets	12 275	8 873	38%	10 235	20%
Net cash and other liquid assets(2)	6 996	3 670	91%	4 375	60%
Net debt-equity ratio (gearing)	-43%	-25%		-29%

Note 1: Net cash from operating activities.

Note 2: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year and sequentially, the increase in operating cash flow was primarily driven by net working capital improvements in both Devices & Services and Nokia Siemens Networks. Approximately EUR 600 million of these net working capital improvements were driven by the timing of customer payments and value-added tax refunds, which were received in Q4 2010 instead of subsequent periods. In addition, on a sequential basis, we did not experience the cash outflows related to foreign exchange hedging activities that we had in the third quarter 2010, and our operating cash flow also benefited from improved net profit.

Both total as well as net cash and other liquid assets increased in the fourth quarter 2010 as a result of positive overall cash generation.

Devices & Services

Net Sales. The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Mobile phones(1)	4 092	4 294	-5%	3 560	15%
Converged mobile devices(2)	4 407	3 885	13%	3 613	22%
Total	8 499	8 179	4%	7 173	18%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Europe	3 088	3 153	-2%	2 289	35%
Middle East & Africa	1 177	1 148	3%	930	27%
Greater China	1 682	1 243	35%	1 654	2%
Asia-Pacific	1 603	1 783	-10%	1 504	7%
North America	233	257	-9%	226	3%
Latin America	715	595	20%	570	25%
Total	8 499	8 179	4%	7 173	18%

Year-on-year, the 4% net sales increase resulted from higher ASPs partially offset by lower device volumes in most regions.  Our device volumes in the fourth quarter 2010 were adversely affected by shortages of certain components, which we expect to continue to impact our business at least through the end of the first quarter 2011, as well as by a number of supply and logistics challenges driven by the tight component availability during the quarter. Sequentially, the 18% net sales increase reflected higher ASPs, as well as higher device volumes in most regions, partially offset by a number of supply and logistics challenges driven by the tight component availability during the fourth quarter 2010. At constant currency, Devices & Services net sales would have decreased 3% year-on-year and increased 19% sequentially.

Of our total Devices & Services net sales, services contributed EUR 201 million in the fourth quarter 2010, compared with EUR 166 million in the fourth quarter 2009 and EUR 159 million in the third quarter 2010. Services billings in the fourth quarter 2010 were EUR 352 million, compared with EUR 224 million in the fourth quarter 2009 and EUR 325 million in the third quarter 2010.

Volume and Market Share. The following chart sets out our Devices & Services volumes for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY CATEGORY

million units	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Mobile phones(1)	95.4	106.1	-10%	83.9	14%
Converged mobile devices(2)	28.3	20.8	36%	26.5	7%
Total	123.7	126.9	-3%	110.4	12%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

In the fourth quarter 2010, the overall industry mobile device volumes were 402 million units, based on Nokia’s preliminary estimate, representing an increase of 12% year-on-year and 11% sequentially. Nokia’s preliminary estimated mobile device market share was 31% in the fourth quarter 2010, down from an estimated 35% in the fourth quarter 2009 and up from an estimated 30% in the third quarter 2010 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only).

Of the total industry mobile device volumes, converged mobile device industry volumes in the fourth quarter 2010 increased to 90.5 million units, based on Nokia’s preliminary estimate, representing an increase of 73% year-on-year and 29% sequentially. Nokia’s preliminary estimated share of the converged mobile device market was 31% in the fourth quarter 2010, compared with an estimated 40% in the fourth quarter 2009 and an estimated 38% in the third quarter 2010.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Europe	33.5	34.3	-2%	29.2	15%
Middle East & Africa	22.2	24.3	-9%	18.4	21%
Greater China	21.9	17.6	24%	20.2	8%
Asia-Pacific	31.3	34.5	-9%	27.8	13%
North America	2.6	3.8	-32%	3.2	-19%
Latin America	12.2	12.4	-2%	11.6	5%
Total	123.7	126.9	-3%	110.4	12%

Nokia’s 3% year-on-year decrease in global mobile device volumes during the fourth quarter 2010 was driven primarily by the intense competitive environment, as well as certain component shortages and a number of supply and logistics challenges resulting from the tight component availability during the quarter. This volume decline was somewhat offset by a year-on-year improvement in the overall market environment. On a sequential basis, Nokia’s 12% increase in global mobile device volumes was primarily due to increased seasonal demand for our devices offset to some extent by a number of supply and logistics challenges driven by the tight component availability during the fourth quarter 2010.

Average Selling Price. The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

EUR	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Mobile phones(1)	43	40	6%	42	1%
Converged mobile devices(2)	156	186	-17%	136	14%
Total	69	64	7%	65	6%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The year-on-year 7% increase in our ASP was primarily due to converged mobile devices representing a greater proportion of our overall mobile device sales and the appreciation of certain currencies against the Euro, offset to some extent by general price erosion and a higher proportion of lower-priced converged mobile device sales. On a sequential basis, the 6% increase in our ASP was primarily driven by an increased proportion of sales of higher priced converged mobile devices and foreign exchange hedging, offset to some extent by the depreciation of certain currencies against the Euro. The 17% year-on-year decline in our converged mobile devices ASPs was mainly driven by general price erosion and an increase in the proportion of lower-priced converged mobile devices sales. The 14% sequential increase in our converged mobile devices ASPs was mainly driven by an increased proportion of sales of higher prices converged mobile devices during the fourth quarter 2010.

Profitability. Devices & Services gross profit (reported and non-IFRS) decreased 12% to EUR 2.5 billion, compared with EUR 2.8 billion in the fourth quarter 2009, and increased 19% compared to EUR 2.1 billion in the third quarter 2010. The gross margin (reported and non-IFRS) was 29.2% in the fourth quarter 2010, compared with 34.3% in the fourth quarter 2009 and 29.0% in the third quarter 2010. The year-on-year gross margin decline was primarily due to material cost erosion being less — driven by both shortages of certain components and the appreciation of certain currencies against the Euro — than general product price erosion, as well as a negative impact from foreign exchange hedging. The impact of these factors was offset to some extent by converged mobile devices representing a greater proportion of our overall mobile device volumes. Sequentially, the gross margin increase was primarily due to an increased proportion of sales of higher priced mobile devices and the depreciation of certain currencies against the Euro, offset to a large extent by a negative one-quarter impact from foreign exchange hedging as well as lower royalty income in the fourth quarter 2010. Nokia sees shortages of certain components impacting our business at least through the end of first quarter 2011.

Devices & Services reported operating profit decreased 16% to EUR 1 018 million, compared with EUR 1 219 million in the fourth quarter 2009, and increased 26% compared with EUR 807 million in the third quarter 2010. The reported operating margin was 12.0% in the fourth quarter 2010, compared with 14.9% in the fourth quarter 2009 and 11.3% in the third quarter 2010. Devices & Services non-IFRS operating profit decreased 24% to EUR 961 million compared with EUR 1 257 million in the fourth quarter 2009, and increased 28% compared with EUR 750 million in the third quarter 2010. The non-IFRS operating margin was 11.3% in the fourth quarter 2010, compared with 15.4% in the fourth quarter 2009 and 10.5% in the third quarter 2010. The year-on-year decrease in non-IFRS operating profit was driven primarily by the lower gross margin. Sequentially, the increase in non-IFRS operating profit was primarily due to higher net sales, offset to some extent by higher operating expenses.

NAVTEQ

Net Sales. Fourth quarter 2010 NAVTEQ reported net sales increased 37% year-on-year to EUR 309 million, compared with EUR 225 million in the fourth quarter 2009, and increased 23% compared to EUR 252 million in the third quarter 2010. The year-on-year and sequential increase in reported net sales was primarily driven by improved sales of map licenses to mobile device customers as well as higher navigation uptake rates in the automotive industry. Sequentially, net sales also benefited from a stronger market for personal navigation devices (PNDs). At constant currency, NAVTEQ net sales would have increased 33% year-on-year and 27% sequentially.

Profitability. In the fourth quarter 2010, NAVTEQ’s gross profit (reported and non-IFRS) increased 37% to EUR 271 million, compared with EUR 195 million in the fourth quarter 2009, and increased 27% compared with EUR 213 million in the third quarter 2010. NAVTEQ’s gross margin (reported and non-IFRS) increased to 87.7%, compared to a reported gross margin of 86.7% and a non-IFRS gross margin of 87.1% in the fourth quarter 2009, and 84.5% (reported and non-IFRS) in the third quarter 2010.

In the fourth quarter 2010, NAVTEQ’s reported operating loss decreased to EUR 19 million, compared with a EUR 56 million loss in the fourth quarter 2009 and a EUR 48 million loss in the third quarter 2010. The reported operating margin was -6.1% in the fourth quarter 2010, compared with -24.9% in the fourth quarter 2009 and -19.0% in the third quarter 2010. NAVTEQ’s non-IFRS operating profit was EUR 100 million, compared with EUR 54 million in the fourth quarter 2009 and EUR 74 million in the third quarter 2010.  The non-IFRS operating margin was 32.4% in the fourth quarter 2010, compared with 24.0% in the fourth quarter 2009 and 29.4% in the third quarter 2010. The year-on-year and sequential increase in NAVTEQ’s non-IFRS operating margin was primarily due to higher net sales, offset to some extent by higher operating expenses.

Nokia Siemens Networks

Net Sales. The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2010	Q4/2009	YoY Change	Q3/2010	QoQ Change
Europe	1 357	1 327	2%	1 070	27%
Middle East & Africa	423	371	14%	331	28%
Greater China	508	425	20%	311	63%
Asia-Pacific	978	818	20%	711	38%
North America	226	244	-7%	175	29%
Latin America	469	440	7%	345	36%
Total	3 961	3 625	9%	2 943	35%

The year-on-year 9% increase in net sales was primarily driven by growth in both the product and services businesses in most regions. The sequential 35% increase in net sales was primarily driven by a seasonally stronger infrastructure market in the fourth quarter 2010. Net sales in the fourth quarter 2010 also benefited from an improvement in overall component availability. Of total Nokia Siemens Networks net sales, services contributed EUR 1.8 billion in the fourth quarter 2010, compared to EUR 1.7 billion in the fourth quarter 2009 and EUR 1.4 billion in the third quarter 2010. At constant currency, Nokia Siemens Networks net sales would have increased 7% year-on-year and 37% sequentially.

Profitability. Nokia Siemens Networks reported gross profit decreased 3% to EUR 1 042 million compared with EUR 1 071 million in the fourth quarter 2009, and increased 48% compared with EUR 702 million in the third quarter 2010.  The reported gross margin was 26.3% in the fourth quarter 2010, compared with 29.5% in the fourth quarter 2009 and 23.9% in the third quarter 2010. Nokia Siemens Networks non-IFRS gross profit in the fourth quarter 2010 decreased 6% to EUR 1 045 million compared with EUR 1 108 million in the fourth quarter 2009, and increased 42% compared with EUR 733 million in the third quarter 2010. The non-IFRS gross margin was 26.4% in the fourth quarter 2010, compared with 30.6% in the fourth quarter 2009 and 24.9% in the third quarter 2010.  The lower year-on-year non-IFRS gross margin in the fourth quarter 2010 was primarily due to general price pressure on certain products, a higher proportion of lower margin products in the business mix and to some extent project execution related challenges in the Middle East and Africa. The higher sequential non-IFRS gross margin in the fourth quarter 2010 was primarily due to a more favourable business mix, strong seasonal net sales and the absence of certain items that had a negative impact on the gross margin in the third quarter 2010.

Nokia Siemens Networks fourth quarter 2010 reported operating profit was EUR 1 million, compared with a reported operating profit of EUR 17 million in the fourth quarter 2009 and a reported operating loss of EUR 282 million in the third quarter 2010. The reported operating margin was 0.0% in the fourth quarter 2010, compared with 0.5% in the fourth quarter 2009 and -9.6% in the third quarter 2010. Nokia Siemens Networks non-IFRS operating profit was EUR 145 million in the fourth quarter 2010, compared with a non-IFRS operating profit of EUR 201 million in the fourth quarter 2009 and a non-IFRS operating loss of EUR 116 million in the third quarter 2010.  The non-IFRS operating margin was 3.7% in the fourth quarter 2010, compared with 5.5% in the fourth quarter 2009 and -3.9% in the third quarter 2010. The year-on-year decline in Nokia Siemens Networks non-IFRS operating profit was primarily due to the lower gross margin, which was to some extent offset by higher net sales and lower operating expenses. The sequential increase in Nokia Siemens Networks non-IFRS operating profit was primarily due to higher net sales and gross margin, offset to some extent by higher operating expenses in the fourth quarter 2010.

Q4 2010 OPERATING HIGHLIGHTS

Devices & Services

•                  Following the start of shipments of the Nokia N8 in the third quarter, Nokia began shipments of two other smartphones based on the new Symbian software: The Nokia C7, a sleek, full-touch smartphone crafted from stainless steel and glass that is designed to appeal especially to social networkers, and the Nokia C6-01, a smaller, full-touch smartphone that features Nokia ClearBlack technology for improved outdoor visibility.

•                  Nokia started shipments of the Nokia C3 Touch & Type, a stainless steel device which combines the touch screen and traditional phone keypad.

•                  Nokia estimates that it became the leader in QWERTY in terms of volume share during the fourth quarter, helped by sales of its affordable QWERTY model, the Nokia C3.

•                  Nokia continued to develop its Ovi services. Highlights for the quarter included:

•                  Store continued to see increased downloads of applications and content. The Store is now attracting more than 4 million downloads a day, compared with more than 2.7 million a day reported in October 2010, boosted by traffic from the new Nokia N8 and Nokia C7, the widespread introduction of operator billing and the increased availability of local applications and content specific to individual markets. According to a study by iResearch published since the end of the quarter, Ovi Store ranks as the leading application store in China by downloads. Other key markets for Ovi Store include Russia and Turkey, where downloads from the Store have reached more than 1 million a week in each market.

•                  Maps continued to scale, and today includes coverage of 180 countries and regions in total, with 100 of them navigable. Additionally, more than 100 cities around the world have dedicated pedestrian navigation.  With the release of the latest version of Ovi Maps, users can download maps directly to their device over Wi-Fi as well as enjoy mapping that includes public transport lines for subways, trams and trains in more than 80 cities around the world. Nokia N8 owners have quickly become among the most active Maps users, spending up to four hours a month using maps and navigating.

•                  Life Tools, Nokia’s unique life improvement mobile information services designed especially for emerging markets, was launched in Nigeria, adding Africa’s most populous country to the service which already operates in India, Indonesia and China.

•                  Nokia announced that it will use Qt technologies to simplify development for both our own and third party developers. In addition, Nokia announced its intention to support HTML5 for the development of Web content and applications.

•                  Following the withdrawal of other members, the Symbian Foundation, a non-profit entity, transitioned to a licensing operation only and the Symbian platform’s development is now under the control of Nokia.

•                  In November 2010, Renesas Electronics Corporation completed its acquisition of Nokia’s Wireless Modem business, which was initially announced on July 6, 2010.

NAVTEQ

•                  NAVTEQ announced its selection by the Federal Communications Commission (FCC) for US map data to support development of a national broadband map.

•                  NAVTEQ announced an expansion in R&D capabilities with the addition of a Global R&D Center in Mumbai, India.

•                  NAVTEQ extended its global agreement with ORTEC, also incorporating additional NAVTEQ Traffic Patterns and NAVTEQ Transport content.

•                  NAVTEQ acquired PixelActive Inc. to accelerate expansion from a 2D to a 3D map and further leverage 3D technologies for all NAVTEQ products.

Nokia Siemens Networks

•                  Nokia Siemens Networks added three more 3G customers in India, announcing contracts with Idea Cellular, Vodafone Essar and Aircel.

•                  Nokia Siemens Networks continued to gain momentum in the emerging network sharing arena. In France Nokia Siemens Networks won a deal to build an enhanced mobile voice and data network in rural France for SFR, which will be shared with two other operators. In the UK Nokia Siemens Networks announced it had supplied more than 12,000 3G base stations to Mobile Broadband Network Ltd (MBNL), bringing improved coverage and capacity for Three and T-Mobile UK customers.

•                  Nokia Siemens Networks continued to make progress in LTE, announcing contracts with, among others,  Deutsche Telekom in Germany, Elisa in Finland and for Evolved Packet Core with Tele2 in Sweden.

•                  Nokia Siemens Networks secured its first network outsourcing contract in China with Anhui Unicom; Nokia Siemens Networks also announced plans to expand its global services delivery capability with the opening a new Global Network Operations Centre in Brazil.

•                  NBN Co in Australia awarded Nokia Siemens Networks a contract to supply DWDM optical transport network technology for the national broadband project.

•                  Nokia Siemens Networks announced it will open a Smart Lab in South Korea, focused on developing smart device-optimized applications, services and networks. The lab will explore the potential of wireless broadband technologies for delivering a superior end-user experience.

•                  Nokia Siemens Networks has successfully tested a technology that could significantly increase the data carrying capacity of standard copper wires. The company achieved data transmission speeds of 825 megabits per second (Mbps) over 400 meters of bonded copper lines and 750 Mbps over 500 meters using “Phantom DSL” technology.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN OCTOBER - DECEMBER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the fourth quarter 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 6% to EUR 12 651 million (EUR 11 988 million). Net sales of Devices & Services increased 4% to EUR 8 499 million (EUR 8 179 million). Net sales of NAVTEQ increased 37% to EUR 309 million (EUR 225 million). Net sales of Nokia Siemens Networks increased 9% to EUR 3 961 million (EUR 3 625 million).

Operating profit decreased to EUR 884 million (operating profit of EUR 1 141 million), representing an operating margin of 7.0% (9.5%). Operating profit in Devices & Services decreased 16% to EUR 1 018 million (EUR 1 219 million), representing an operating margin of 12.0% (14.9%). Operating loss in NAVTEQ was EUR 19 million (operating loss of EUR 56 million), representing an operating margin of -6.1% (-24.9%). Operating profit in Nokia Siemens Networks was EUR 1 million (operating profit EUR 17 million), representing an operating margin of 0.0% (0.5%). Group Common Functions expense totaled EUR 43 million (EUR 39 million).

In the period from October to December 2010, net financial expense was EUR 65 million (EUR 79 million). Profit before tax was EUR 833 million (EUR 1 063 million). Profit was EUR 742 million (EUR 882 million), based on a profit of EUR 745 million (EUR 948 million) attributable to equity holders of the parent and a loss of EUR 3 million (loss of EUR 66 million) attributable to non-controlling interests. Earnings per share decreased to EUR 0.20 (basic) and to EUR 0.20 (diluted), compared with EUR 0.26 (basic) and EUR 0.26 (diluted) in the fourth quarter of 2009.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	10-12/2010	10-12/2009	10-12/2010	10-12/2009

Net sales	12 651	11 988	12 653	11 988
Cost of sales	-8 924	-7 915	-8 921	-7 877

Gross profit	3 727	4 073	3 732	4 111
Research and development expenses	-1 540	-1 565	-1 403	-1 404
Selling and marketing expenses	-1 017	-1 048	-910	-945
Administrative and general expenses	-310	-294	-291	-278
Impairment of goodwill	—	—	—	—
Other income	207	99	60	77
Other expenses	-183	-124	-98	-88

Operating profit	884	1 141	1 090	1 473
Share of results of associated companies	14	1	14	1
Financial income and expenses	-65	-79	-65	-79

Profit before tax	833	1 063	1 039	1 395
Tax	-91	-181	-186	-459

Profit	742	882	853	936

Profit attributable to equity holders of the parent	745	948	817	912
Profit/loss attributable to non-controlling interests	-3	-66	36	24
	742	882	853	936

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.20	0.26	0.22	0.25
Diluted	0.20	0.26	0.22	0.25

Average number of shares (1 000 shares)
Basic	3 709 072	3 708 113	3 709 072	3 708 113
Diluted	3 713 000	3 713 778	3 713 000	3 713 778

Depreciation and amortization, total	430	451	190	222

Share-based compensation expense, total	15	14	15	14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(10-12/2010, 10-12/2009 and 1-12/2010 unaudited, 1-12/2009 audited)

	10-12/2010	10-12/2009	1-12/2010*	1-12/2009

Profit	742	882	1 343	260

Other comprehensive income
Translation differences	161	3	1 302	-563
Net investment hedge gains (+)/losses (-)	-21	6	-389	114
Cash flow hedges	83	-85	-141	25
Available-for-sale investments	-3	51	9	48
Other increase/decrease, net	-43	5	45	-7
Income tax related to components of other comprehensive income	-2	24	126	-44

Other comprehensive income/expense, net of tax	175	4	952	-427

Total comprehensive income/expense	917	886	2 295	-167

Total comprehensive income/expense attributable to equity holders of the parent	886	960	2 776	429
non-controlling interests	31	-74	-481	-596
	917	886	2 295	-167

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010	Reported 10- 12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009

Net sales (1)	8 499	2	8 501	8 179	—	8 179
Cost of sales	-6 019	—	-6 019	-5 372	—	-5 372

Gross profit	2 480	2	2 482	2 807	—	2 807
% of net sales	29.2		29.2	34.3		34.3

Research and development expenses (2)	-782	3	-779	-793	2	-791
% of net sales	9.2		9.2	9.7		9.7

Selling and marketing expenses	-623	—	-623	-640	—	-640
% of net sales	7.3		7.3	7.8		7.8

Administrative and general expenses	-105	—	-105	-110	—	-110
% of net sales	1.2		1.2	1.3		1.3

Other income and expenses (3)	48	-62	-14	-45	36	-9

Operating profit	1 018	-57	961	1 219	38	1 257
% of net sales	12.0		11.3	14.9		15.4

(1) Deferred revenue related to acquisitions of EUR 2 million in Q4/10.

(2) Amortization of acquired intangible assets of EUR 3 million in Q4/10 and EUR 2 million in Q4/09.

(3) Restructuring charges of EUR 85 million and gain on sale of wireless modem business of EUR 147 million in Q4/10.

Restructuring charges of EUR 36 million in Q4/09.

NAVTEQ, EUR million

(unaudited)

	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010	Reported 10-12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009

Net sales	309	—	309	225	—	225
Cost of sales (1)	-38	—	-38	-30	1	-29

Gross profit	271	—	271	195	1	196
% of net sales	87.7		87.7	86.7		87.1

Research and development expenses (2)	-201	89	-112	-175	82	-93
% of net sales	65.0		36.2	77.8		41.3

Selling and marketing expenses (3)	-67	29	-38	-58	27	-31
% of net sales	21.7		12.3	25.8		13.8

Administrative and general expenses (4)	-20	1	-19	-17	—	-17
% of net sales	6.5		6.1	7.6		7.6

Other income and expenses	-2	—	-2	-1	—	-1

Operating profit/loss	-19	119	100	-56	110	54
% of net sales	-6.1		32.4	-24.9		24.0

(1) Amortization of acquired intangibles of EUR 1 million in Q4/09.

(2) Amortization of acquired intangibles of EUR 89 million in Q4/10 and EUR 82 million in Q4/09.

(3) Amortization of acquired intangibles of EUR 29 million in Q4/10 and EUR 27 million in Q4/09.

(4) Amortization of acquired intangibles of EUR 1 million in Q4/10.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010	Reported 10- 12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009

Net sales	3 961	—	3 961	3 625	—	3 625
Cost of sales (1)	-2 919	3	-2 916	-2 554	37	-2 517

Gross profit	1 042	3	1 045	1 071	37	1 108
% of net sales	26.3		26.4	29.5		30.6

Research and development expenses (2)	-556	46	-510	-597	77	-520
% of net sales	14.0		12.9	16.5		14.3

Selling and marketing expenses (3)	-325	77	-248	-350	76	-274
% of net sales	8.2		6.3	9.7		7.6

Administrative and general expenses (4)	-141	18	-123	-141	16	-125
% of net sales	3.6		3.1	3.9		3.4

Other income and expenses (5)	-19	—	-19	34	-22	12

Operating profit/loss	1	144	145	17	184	201
% of net sales	0.0		3.7	0.5		5.5

(1) Restructuring charges of EUR 3 million in Q4/10 and of EUR 37 million in Q4/09.

(2) Restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q4/10.

Restructuring charges of EUR 32 million and amortization of acquired intangibles of EUR 45 million in Q4/09.

(3) Restructuring charges of EUR 6 million and amortization of acquired intangibles of EUR 71 million in Q4/10.

Restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 72 million in Q4/09.

(4) Restructuring charges of EUR 18 million in Q4/10 and EUR 16 million in Q4/09.

(5) Gain on sale of real estate EUR 22 million in Q4/09.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10-12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009	Reported 10-12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-1	—	-1	—	—	—

Selling and marketing expenses	-2	—	-2	—	—	—

Administrative and general expenses	-44	—	-44	-26	—	-26

Other income and expenses	4	—	4	-13	—	-13

Operating profit/loss	-43	—	-43	-39	—	-39

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(10-12/2010, 10-12/2009 and 1-12/2010 unaudited, 1-12/2009 audited)

Reported	10-12/2010	Y-o-Y change, %	10-12/2009	1-12/2010	Y-o-Y change, %	1-12/2009

Europe	4 528	—	4 543	14 652	-1	14 790
Middle-East & Africa	1 607	5	1 528	5 518	-2	5 605
Greater China	2 191	31	1 668	7 620	19	6 429
Asia-Pacific	2 587	1	2 606	8 946	—	8 967
North America	553	-8	602	1 953	-5	2 061
Latin America	1 185	14	1 041	3 757	20	3 132

Total	12 651	6	11 988	42 446	4	40 984

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.10	Y-o-Y change, %	31.12.09

Europe	54 556	-5	57 490
Middle-East & Africa	4 681	12	4 172
Greater China	21 050	33	15 774
Asia-Pacific	29 310	20	24 382
North America	8 084	2	7 911
Latin America	14 746	6	13 824

Total	132 427	7	123 553

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010	Reported 10-12/2009	Special items & PPA 10-12/2009	Non-IFRS 10-12/2009

Net sales (1)	12 651	2	12 653	11 988	—	11 988
Cost of sales (2)	-8 924	3	-8 921	-7 915	38	-7 877

Gross profit	3 727	5	3 732	4 073	38	4 111
% of net sales	29.5		29.5	34.0		34.3

Research and development expenses (3)	-1 540	137	-1 403	-1 565	161	-1 404
% of net sales	12.2		11.1	13.1		11.7

Selling and marketing expenses (4)	-1 017	107	-910	-1 048	103	-945
% of net sales	8.0		7.2	8.7		7.9

Administrative and general expenses (5)	-310	19	-291	-294	16	-278
% of net sales	2.5		2.3	2.5		2.3

Other income and expenses (6)	24	-62	-38	-25	14	-11

Operating profit	884	206	1 090	1 141	332	1 473
% of net sales	7.0		8.6	9.5		12.3

Share of results of associated companies	14		14	1		1
Financial income and expenses	-65		-65	-79		-79

Profit before tax	833	206	1 039	1 063	332	1 395
Tax	-91	-95	-186	-181	-278	-459

Profit	742	111	853	882	54	936

Profit attributable to equity holders of the parent	745	72	817	948	-36	912
Profit/loss attributable to non-controlling interests	-3	39	36	-66	90	24
	742	111	853	882	54	936

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.20	0.02	0.22	0.26	-0.01	0.25
Diluted	0.20	0.02	0.22	0.26	-0.01	0.25

Average number of shares (1 000 shares)
Basic	3 709 072		3 709 072	3 708 113		3 708 113
Diluted	3 713 000		3 713 000	3 713 778		3 713 778

Depreciation and amortization, total	430	-240	190	451	-229	222

Share-based compensation expense, total	15	—	15	14	—	14

(1) Deferred revenue related to acquisitions of EUR 2 million in 2010.

(2) Restructuring charges of EUR 3 million Q4/10. Restructuring charges of EUR 37 million and amortization of acquired intangible assets of EUR 1 million in Q4/09.

(3) Restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 136 million in Q4/10.

Restructuring charges of EUR 32 million and amortization of acquired intangible assets of EUR 129 million in Q4/09.

(4) Restructuring charges of EUR 6 million and amortization of acquired intangible assets of EUR 101 million in Q4/10.

Restructuring charges of EUR 4 million and amortization of acquired intangible assets of EUR 99 million in Q4/09.

(5) Restructuring charges of EUR 19 million in Q4/10 and EUR 16 million in Q4/09.

(6) Restructuring charges of EUR 85 million and a gain on sale of wireless modem business EUR 147 million in Q4/10.

Restructuring charges of EUR 36 million and a gain on sale of real estate EUR 22 million in Q4/09.

NOKIA IN JANUARY — DECEMBER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to 2009 results, unless otherwise indicated.)

Nokia Group

For 2010, Nokia’s net sales increased 4% to EUR 42.4 billion (EUR 41.0 billion in 2009). Net sales of Devices & Services for 2010 increased 5% to EUR 29.1 billion (EUR 27.9 billion). Net sales of NAVTEQ increased 50% to EUR 1 002 million in 2010 (EUR 670 million). Net sales of Nokia Siemens Networks increased 1% to EUR 12.7 billion (EUR 12.6 billion).

In 2010, Europe accounted for 34% (36%) of Nokia’s net sales, Asia-Pacific 21% (22%), Greater China 18% (16%), Middle East & Africa 13% (14%), Latin America 9% (7%) and North America 5% (5%). The 10 markets in which Nokia generated the greatest net sales in 2010 were, in descending order of magnitude, China, India, Germany, Russia, the United States, Brazil, the United Kingdom, Spain, Italy and Indonesia, together representing approximately 52% of total net sales in 2010. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2009 were China, India, the United Kingdom, Germany, the United States, Russia, Indonesia, Spain, Brazil and Italy, together representing approximately 52% of total net sales in 2009.

Nokia’s gross margin in 2010 was 30.2%, compared to 32.4% in 2009. Nokia’s 2010 operating profit increased 73% to EUR 2.1 billion, compared with EUR 1.2 billion in 2009. Nokia’s 2010 operating margin was 4.9% (2.9%). Nokia’s operating profit in 2010 included purchase price accounting items and other special items of net negative EUR 1.1 billion (net negative EUR 2.3 billion). Devices & Services operating profit was EUR 3.3 billion, compared with EUR 3.3 billion in 2009, with a reported operating margin of 11.3% (11.9%). Devices & Services operating profit in 2010 included purchase price accounting items and other special items of net positive EUR 137 million (net negative EUR 174 million). NAVTEQ’s operating loss for 2010 was EUR 225 million (EUR 344 million), representing an operating margin of -22.5% (-51.3%). NAVTEQ’s operating loss included purchase price accounting items and other special items of negative EUR 489 million (net negative EUR 465 million). Nokia Siemens Networks had an operating loss of EUR 0.7 billion, compared with a EUR 1.6 billion operating loss in 2009, representing an operating margin of -5.4% (-13.0%). Nokia Siemens Networks operating loss in 2010 included purchase price accounting items and other special items of net negative EUR 0.8 billion (net negative EUR 1.7 billion, including EUR 908 million impairment of goodwill). Group Common Functions expenses totaled EUR 114 million in 2010, compared to EUR 134 million in 2009.

For the full year 2010, Nokia’s net sales and profitability benefited from improved economic and financial conditions following the significant deterioration in demand during the second half of 2008 and 2009. In 2010, we saw volume and value growth in the global mobile device market driven by rapid growth in converged mobile devices. At the same time, the competitive environment in mobile devices intensified, adversely impacting our competitive position in the market. Our device volumes were also adversely affected in the second half of 2010 by shortages of certain components, which we expect to continue to impact our business at least through the end of the first quarter 2011. For NAVTEQ and Nokia Siemens Networks, the demand environment improved in 2010.  The overall appreciation of certain currencies relative to the Euro during 2010 had a positive effect on our net sales.

Reported research and development expenses were EUR 5.9 billion in 2010, virtually unchanged from 2009. Research and development costs represented 13.8% of Nokia net sales in 2010, down from 14.4% in 2009. Research and development expenses included purchase price accounting items and other special items of EUR 575 million in 2010 (EUR 564 million in 2009). At December 31, 2010, Nokia employed 35 869 people in research and development, representing approximately 27% of the group’s total workforce, and had a strong research and development presence in 16 countries.

In 2010, Nokia’s selling and marketing expenses were EUR 3.9 billion, virtually unchanged from 2009. Selling and marketing expenses represented 9.1% of Nokia net sales in 2010 (9.6%). Selling and marketing expenses included purchase price accounting items and other special items of EUR 429 million in 2010 (EUR 413 million).

Administrative and general expenses were EUR 1.1 billion in 2010, virtually unchanged from 2009. Administrative and general expenses were equal to 2.6% of Nokia net sales in 2010 (2.8%). Administrative and general expenses included special items of EUR 77 million in 2010 (EUR 103 million).

Net financial expense was EUR 285 million in 2010 (EUR 265 million).

Profit before tax was EUR 1.8 billion in 2010 (EUR 1.0 billion). Profit was EUR 1.3 billion (profit of EUR 0.3 billion), based on a profit of EUR 1.8 billion (profit of EUR 0.9 billion) attributable to equity holders of the parent and a loss of

EUR 0.5 billion (loss of EUR 0.6 billion) attributable to non-controlling interests. Earnings per share increased to EUR 0.50 (basic) and EUR 0.50 (diluted), compared to EUR 0.24 (basic) and EUR 0.24 (diluted) in 2009.

The following chart sets out Nokia Group’s cash flow (for the periods indicated) and financial position (at the end of the periods indicated), as well as the year-on-year growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	2010	2009	YoY Change
Cash generated from operations	6 311	4 421	43%
Operating cash flow(1)	4 774	3 247	47%
Total cash and other liquid assets	12 275	8 873	38%
Net cash and other liquid assets(2)	6 996	3 670	91%
Net debt-equity ratio (gearing)	-43	-25

Note 1: Net cash from operating activities.

Note 2: Total cash and other liquid assets minus interest-bearing liabilities.

Operating cash flow for the year ended December 31, 2010 was EUR 4.8 billion (EUR 3.2 billion) and total combined cash and other liquid assets were EUR 12.3 billion (EUR 8.9 billion). As of December 31, 2010, our net debt-to-equity ratio (gearing) was -43% (-25% as of December 31, 2009). In 2010, capital expenditure amounted to EUR 679 million (EUR 531 million).

Devices & Services

Net Sales. The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

EUR million	2010	2009(3)	YoY Change(3)
Mobile phones(1)	14 347	15 126	-5%
Converged mobile devices(2)	14 786	12 676	17%
Total	29 133	27 802	5%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

Note 3: Does not include the net sales of the security appliance business that was divested in April 2009.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	2010	2009	YoY Change
Europe	9 736	9 890	-2%
Middle East & Africa	4 046	3 923	3%
Greater China	6 167	5 028	23%
Asia-Pacific	6 013	6 230	-3%
North America	901	1 020	-12%
Latin America	2 270	1 762	29%
Total	29 133	27 853	5%

The 5% increase in Devices & Services net sales in 2010 resulted from higher volumes and a flat ASP as well as the overall appreciation of certain currencies against the Euro during 2010 and a smaller negative foreign exchange hedging impact compared with 2009. Of our total Devices & Services net sales, services contributed EUR 667 million in 2010, compared with EUR 592 million in 2009.

Volume and Market Share. The following chart sets out our Devices & Services volumes for the periods indicated, as well as the year-on-year growth rates, by category.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY CATEGORY

million units	2010	2009	YoY Change
Mobile phones(1)	352.6	364.0	-3%
Converged mobile devices(2)	100.3	67.8	48%
Total	452.9	431.8	5%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

In 2010, our total mobile device volumes reached 453 million units, representing an increase of 5% year-on-year. The overall industry mobile device volumes for 2010 reached 1.43 billion units, based on Nokia’s preliminary market estimate, representing an increase of 13% year-on-year. Based on our preliminary market estimate, Nokia’s market share decreased to 32% in 2010, compared to an estimated 34% in 2009 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only).

Of the total industry mobile device volumes, converged mobile device industry volumes in 2010 increased to 286 million units, based on Nokia’s preliminary estimate, representing an increase of 63% year-on-year. Nokia’s preliminary estimated share of the converged mobile device market was 36% in 2010, compared with an estimated 39% in 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year-on-year growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

million units	2010	2009	YoY Change
Europe	112.7	107.0	5%
Middle East & Africa	83.8	77.6	8%
Greater China	82.5	72.6	14%
Asia-Pacific	119.1	123.5	-4%
North America	11.1	13.5	-18%
Latin America	43.7	37.6	16%
Total	452.9	431.8	5%

Nokia’s 5% increase in global mobile device volumes was driven primarily by an improved demand environment in 2010, partially offset by the intense competitive environment and shortages of certain components in the second half of 2010. During 2010, Nokia gained device market share in Latin America. Our device market share decreased in Asia-Pacific, Middle East & Africa, Europe and North America. Our device market share was flat in Greater China.

In Latin America, our market share increased. Nokia’s share increased in, for example, Chile, Columbia, Paraguay and Peru, but was partly offset by market share declines in Argentina, Brazil, Mexico and some other countries.

In Asia-Pacific, Nokia’s market share declined in 2010 as a result of market share losses in several markets, including India, Indonesia, Singapore, Vietnam and some other countries, but this was partly offset by market share increases in, for example, Australia, Thailand and Philippines. In Middle East & Africa, Nokia’s market share decline was driven by share losses in markets such as Egypt, Nigeria and UAE, which was offset to some extent by share gains in markets such as South Africa and Pakistan. In Europe, Nokia’s market share declined in markets including the UK and Spain, but was partly offset by share gains in markets such as Italy and France. Our market share declined in North America in 2010 primarily due to a market share decline in the United States offset to some extent by our market share increase in Canada. In Greater China, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system during 2010.

Average Selling Price. The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

EUR	2010	2009	YoY Change
Mobile phones(1)	41	42	-2%
Converged mobile devices(2)	147	187	-21%
Total	64	64	0%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

Nokia’s device ASP (including services revenue) in 2010 was EUR 64, unchanged from 2009. During the first half 2010, our device ASP decreased primarily as a result of general price erosion across our mobile device portfolio and a higher proportion of lower-priced converged mobile device sales, offset to some extent by the positive impact of converged mobile devices representing a higher proportion of our overall mobile device sales compared to 2009. However, the decrease in our ASP during the first half 2010 was offset by an increase in our ASP during the second half 2010. The increase in our ASP during the second half 2010 was due primarily to converged mobile devices representing a higher proportion of our overall mobile device sales and the appreciation of certain currencies against the Euro. This increase was offset to some extent by general price erosion driven by the intense competitive environment and a higher proportion of lower-priced converged mobile device sales, which is reflected in the 21% decline in our converged mobile devices ASP in 2010 compared to 2009.

Profitability. Devices & Services gross profit decreased 5% to EUR 8.8 billion, compared with EUR 9.3 billion in 2009, with a gross margin of 30.1% (33.3%). The gross margin decline was primarily due to general price pressure, product material cost erosion being less than general product price erosion, offset to some extent by converged mobile device volumes representing a higher proportion of overall mobile device volumes. Additionally, the gross margin was negatively impacted in 2010 by the overall appreciation of certain currencies against the Euro and unfavourable foreign exchange hedging compared with 2009. During the first half 2010, the gross margin was positively impacted by the depreciation of certain currencies against the Euro. However, this positive impact was more than offset by the appreciation of certain currencies against the Euro during the second half 2010. Further, during the first half 2010, the gross margin was negatively impacted by unfavourable foreign exchange hedging, which was to some extent offset by a favourable foreign exchange hedging impact during the second half 2010.

Devices & Services operating profit remained virtually unchanged at EUR 3.3 billion, compared with 2009. Devices & Services operating margin in 2010 was 11.3%, compared with 11.9% in 2009. The year-on-year decrease in operating margin in 2010 was driven primarily by the lower gross margin compared to 2009.

NAVTEQ

Net sales. Net sales of NAVTEQ were EUR 1.0 billion in 2010, compared to EUR 670 million in 2009. Europe accounted for 43% (46%) of NAVTEQ’s net sales, North America 33% (44%), Middle East & Africa 6% (4%), Asia-Pacific 7% (3%), Latin America 2% (2%) and Greater China 9% (1%). The year-on-year increase in net sales was primarily driven by growth in mobile device sales, particularly Nokia mobile devices, improved sales of map licenses to mobile device customers, as well as improved conditions and higher navigation uptake rates in the automotive industry.

Profitability. NAVTEQ gross profit was EUR 849 million in 2010, compared to EUR 582 million in 2009, with a gross margin of 84.7% (86.9%). NAVTEQ operating loss was EUR 225 million in 2010, compared to a loss of EUR 344 million in 2009. NAVTEQ operating margin was -22.5% (-51.3%). The year-on-year improvement in operating margin was primarily due to higher net sales offset to some extent by the lower gross margin and higher operating expenses.

Nokia Siemens Networks

Net Sales. The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	2010	2009	YoY Change
Europe	4 628	4 695	-1%
Middle East & Africa	1 451	1 653	-12%
Greater China	1 451	1 397	4%
Asia-Pacific	2 915	2 725	7%
North America	735	748	-2%
Latin America	1 481	1 356	9%
Total	12 661	12 574	1%

The 1% increase in net sales of Nokia Siemens Networks primarily reflected improved market conditions in the second half of the year and growth in both the product and services business, largely offset by challenging competitive factors, as well as industry-wide shortages of certain components and security clearances issues in India preventing the completion of product sales to customers during the second and third quarters of 2010. Of total Nokia Siemens Networks net sales, services contributed EUR 5.8 billion in 2010. At constant currency, net sales of Nokia Siemens Networks would have decreased 4%. Europe accounted for 37% (37%) of Nokia Siemens Network’s net sales, Asia-Pacific 23% (22%), Middle East & Africa 11% (13%), Latin America 12% (11%), Greater China 11% (11%) and North America 6% (6%).

Profitability. Nokia Siemens Networks gross profit decreased to EUR 3 395 million in 2010, compared with EUR
3 412 million in 2009, with a gross margin of 26.8% (27.1%). The year-on-year decline in gross margin was primarily due to general price pressure on certain products, a higher proportion of lower margin products in the business mix and shortages of certain components during the second and third quarters of 2010, offset to some extent by progress on product cost reductions and a more favourable regional mix compared to 2009.

Nokia Siemens Networks had an operating loss of EUR 686 million, compared with operating loss of EUR 1.6 billion in 2009. The operating margin of Nokia Siemens Networks in 2010 was -5.4% compared with -13.0% in 2009. The operating loss decrease in 2010 resulted primarily from the absence of goodwill charges in 2010, compared to the EUR 908 million impairment of goodwill in 2009, higher net sales and lower operating expenses, the impact of which was partially offset by the lower gross margin.

2010 OPERATING HIGHLIGHTS

Nokia

•                  Nokia Board of Directors appointed Stephen Elop as President and Chief Executive Officer of Nokia as of September 21, 2010. Mr Elop replaced Olli-Pekka Kallasvuo, who left the position of President and Chief Executive Officer on September 20, 2010, and his position on Nokia Board of Directors on September 10, 2010.

•                  Nokia announced changes to its Group Executive Board:

•                  Hallstein Moerk, formerly Executive Vice President of Human Resources, resigned from the Group Executive Board effective March 31, 2010;

•                  Juha Äkräs was appointed Executive Vice President of Human Resources and member of the Group Executive Board effective April 1, 2010;

•                  Richard Simonson, formerly Executive Vice President of Mobile Phones, resigned from the Group Executive Board effective June 30, 2010;

•                  Anssi Vanjoki, formerly Executive Vice President of Mobile Solutions, resigned from the Group Executive Board effective October 12, 2010;

•                  Jerri DeVard was announced as Executive Vice President and Chief Marketing Officer and a member of the Group Executive Board, taking up her position on January 1, 2011.

•                  Effective July 1, 2010, Nokia introduced a simplified company structure for its devices and services business comprised of three units — Mobile Solutions, Mobile Phones and Markets — designed to accelerate product innovation and software execution in line with the company’s goals of integrating content, applications and services into its mobile computer, smartphone and mobile phone portfolio.

•                  Nokia was chosen as the world’s most sustainable technology company, according to the Dow Jones Sustainability Indexes Review 2010. Nokia was chosen as ‘Technology Supersector Leader’ making it number one across the entire global technology sector for the second successive year.

•                  The Interbrand annual rating of 2010 Best Global Brands positioned Nokia as the eighth most valued brand in the world.

•                  Nokia was ranked number one in The Economic Times-Brand Equity’s annual ‘Most Trusted Brands’ survey for 2010 in India. Nokia has now been ranked as the most trusted brand in India for three consecutive years.

Devices & Services

•                  Nokia and Intel merged their Maemo and Moblin software platforms to form a single Linux-based and fully open source platform, MeeGo, for a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems.

•                  Nokia brought to market a new family of smartphones based on the new Symbian software that brings a clearly improved user experience, higher standards of quality, and competitive value to consumers. The first four devices on the new software are the Nokia N8 — offering industry-leading imaging, video and entertainment capabilities — the Nokia C7 and the Nokia C6-01, all of which started shipping during 2010, and the upcoming Nokia E7.

•                  Nokia brought to market the Nokia X3 Touch & Type and the Nokia C3 Touch & Type, both affordable mobile phones which combine a touch screen and traditional phone keypad.

•                  Nokia brought to market the Nokia C3-00, a fully QWERTY mobile phone, and further added to its affordable QWERTY phone range by starting shipments of the Nokia X2-01 in China.

•                  Nokia continued to develop its Ovi services. Highlights for the year included:

•                  Store continued to see increased downloads of applications and content. The Store is now attracting more than 4 million downloads a day, compared with more than 2.7 million a day reported in October 2010. According to a study by iResearch published since the end of the year, Ovi Store today ranks as the leading application store in China by downloads. During the year, Nokia improved the consumer user experience, redesigned the look and feel and made enhancements to the way content is displayed and discovered, as well as made improvements for developers, including providing new, simplified development tools.

•                  Maps continued to grow and attract new users, with engagement boosted by our introduction of new and improved versions of the services as well as the modification of the Maps business model as a result of the inclusion of worldwide walk and drive navigation for 100 countries at no extra cost with compatible Nokia smartphones. The company continued to integrate new features, while Nokia and third parties continued to expand the content available to users.

•                  In Music, the Ovi Music platform replaced the Nokia Music Store. The Ovi Music platform brings DRM-free music, improved search, a more attractive user interface, common Ovi branding and numerous user experience enhancements, including over-the-air one-click album downloads.

•                  Life Tools, Nokia’s unique life improvement mobile information services designed especially for emerging markets, was launched in Nigeria and China, expanding the presence of Life Tools to four markets.

•                  Nokia took a significant step to building greater presence for Ovi on the web, announcing a worldwide strategic alliance with Yahoo! Inc., whereby Nokia has become the exclusive, global provider of Yahoo!’s maps and navigation services, integrating Ovi Maps across Yahoo! properties, and Yahoo! is the exclusive, global provider of Nokia’s Ovi Mail and Ovi Chat services.

•                  Nokia announced that it will use Qt technologies to simplify development for both our own and third party developers. In addition, Nokia announced its intention to support HTML5 for the development of Web content and applications.

•                  Following the withdrawal of other members, the Symbian Foundation, a non-profit entity, transitioned to a licensing operation only and Symbian platform’s development is now under the control of Nokia.

•                  Nokia and Microsoft launched Microsoft Communicator Mobile, the first application developed together as part of their alliance around mobile productivity. The application is available for compatible devices through Ovi Store.

•                  As part of the Nokia Money initiative, the first commercial services called “Mobile Money Services by YES Bank” started in city regions of Pune, Chandigarh and Nashik in India. In November, Nokia joined forces with the Union Bank of India to offer “Union Bank Money” across India. Through these services, people can transfer money to other people just by using their mobile phone numbers, pay utility bills, recharge their prepaid SIM cards (SIM top-up), pay merchants for goods and services, and withdraw cash from ATMs.

•                  Nokia and Intuit Inc. announced an alliance to develop and deliver an innovative new mobile and web based marketing service for small businesses around the world. The service is already being piloted commercially in two cities in India.

NAVTEQ

•                  NAVTEQ launched its new advanced mapping collection technology, NAVTEQ True, further innovating the scale and quality of data collection and processing.

•                  NAVTEQ launched Natural Guidance, a product to enable guidance in a human manner through the use of descriptive reference cues.

•                  NAVTEQ announced successful advertiser trials in Europe with McDonald’s and Best Western powered by NAVTEQ’s LocationPoint Advertising platform.

•                  NAVTEQ expanded map coverage to include six more countries, bringing to 84 the number of countries supported by NAVTEQ Maps.

•                  NAVTEQ announced the availability of real-time traffic in the UK, bringing to 13 the number of European cities now with access to uninterrupted traffic data.

Nokia Siemens Networks

•                  Nokia Siemens Networks continued to make significant progress in LTE overall by demonstrating several technological LTE world-first trials and by announcing several commercial LTE contracts, including Deutsche Telekom, TeliaSonera Sweden, Elisa and a major deal with LightSquared in the US.

•                 Nokia Siemens Networks continued to win major contracts in key emerging markets including India with a USD 700 million network expansion deal with Bharti Airtel and 3G deals with Idea Cellular, Aircel, Vodafone Essar and Tata Teleservices.

•                  Nokia Siemens Networks also signed a EUR 750 million frame agreement with China Mobile and China Unicom to continue providing GSM, WCDMA and TD-SCDMA mobile network equipment and solutions.

•                  Nokia Siemens Networks smart device solutions, which allow improved battery life, better coverage and faster download speeds, were deployed in London to improve user experience on the O2 network. Similar contracts were agreed with many operators including Elisa in Finland, Mosaic Telecom in the United States, SFR in France, Indosat in Indonesia, Cable & Wireless Communications in the UK and Cell C in South Africa.

•                  Nokia Siemens Networks won managed services and equipment supply contracts with NII Holdings for five years in five Latin American countries and with Vodafone Hutchison for seven years in Australia. In addition, Nokia Siemens Networks secured the first outsourcing contract in Russia market with Mobile TeleSystems and its first network outsourcing contract in China with Anhui Unicom. Nokia Siemens Networks announced its plans to open new Global Network Operations Centers in Russia and Brazil.

•                  Marking a critical step forward to 400G (400 Gigabit per second) data transport networks, Nokia Siemens Networks succeeded in transmitting data at a speed of 200 Gigabit per second (200G) over standard optical fiber. The company was also the first in the industry to migrate its 100th customer from legacy mobile backhaul technology to IP/Ethernet.

ACQUISITIONS AND DIVESTMENTS IN 2010

•                  In April 2010, Nokia acquired MetaCarta Inc. to obtain its geographic intelligence technology and expertise. In July 2010, Nokia divested Metacarta’s enterprise business to Qbase Holdings LLC.

•                  In April 2010, Nokia acquired Novarra Inc., whose mobile browser and services platform will be used by Nokia to deliver enhanced Internet experiences on Nokia’s Series 40-based mobile phones.

•                  In July 2010, Nokia Siemens Networks announced that it had signed an agreement to acquire the majority of the wireless network infrastructure assets of Motorola, Inc. for USD 1.2 billion in cash. The acquisition is subject to customary closing conditions including regulatory approvals.

•                  In September 2010, Nokia acquired Motally Inc., whose mobile analytics service enables developers and publishers to optimize the development of their mobile applications through increased understanding of how users engage.

•                  In October 2010, Nokia Siemens Networks announced that it would acquire IRIS Telecom, a telecom and engineering services firm headquartered in Istanbul, Turkey. The acquisition was completed in January 2011.

•                 In November 2010, NAVTEQ acquired PixelActive Inc. to accelerate expansion from a 2D to a 3D map and further leverage 3D technologies for all NAVTEQ products.

•                  In November 2010, Renesas Electronics Corporation acquired Nokia’s Wireless Modem business. With this transfer, Renesas Electronics assumes full ownership of the Wireless Modem unit, which has been responsible for the development of Nokia’s wireless modem technologies for LTE, HSPA and GSM standards. As a result of the transaction, approximately 1 100 employees transferred from Nokia to Renesas Electronics.

PERSONNEL

The average number of employees during 2010 was 129 355, of which the average number of employees at NAVTEQ and Nokia Siemens Networks was 5 020 and 65 379 respectively. At December 31, 2010, Nokia employed a total of 132 427 people (123 553 people at December 31, 2009), of which 5 452 were employed by NAVTEQ (4 571 people at December 31, 2009) and 66 160 were employed by Nokia Siemens Networks (63 927 people at December 31, 2009).

SHARES

The total number of Nokia shares at December 31, 2010 was 3 744 956 052. At December 31, 2010, Nokia and its subsidiary companies owned 35 826 052 Nokia shares, representing approximately 1.0 % of the total number of Nokia shares and the total voting rights.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.40 per share for 2010. The distributable funds on the balance sheet of the parent company as per December 31, 2010 amount to EUR 6 088 million.

CONSOLIDATED INCOME STATEMENT, EUR million
(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-12/2010	1-12/2009	1-12/2010	1-12/2009

Net sales	42 446	40 984	42 451	40 987
Cost of sales	-29 629	-27 720	-29 456	-27 568

Gross profit	12 817	13 264	12 995	13 419
Research and development expenses	-5 863	-5 909	-5 288	-5 345
Selling and marketing expenses	-3 877	-3 933	-3 448	-3 520
Administrative and general expenses	-1 115	-1 145	-1 038	-1 042
Impairment of goodwill	—	-908	—	—
Other income	476	338	239	248
Other expenses	-368	-510	-256	-257

Operating profit	2 070	1 197	3 204	3 503
Share of results of associated companies	1	30	1	30
Financial income and expenses	-285	-265	-285	-265

Profit before tax	1 786	962	2 920	3 268
Tax	-443	-702	-827	-876

Profit	1 343	260	2 093	2 392

Profit attributable to equity holders of the parent	1 850	891	2 262	2 455
Loss attributable to non-controlling interests	-507	-631	-169	-63
	1 343	260	2 093	2 392

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.50	0.24	0.61	0.66
Diluted	0.50	0.24	0.61	0.66

Average number of shares (1 000 shares)
Basic	3 708 816	3 705 116	3 708 816	3 705 116
Diluted	3 713 250	3 721 072	3 713 250	3 721 072

Depreciation and amortization, total	1 771	1 784	801	930

Share-based compensation expense, total	48	13	48	13

DEVICES & SERVICES, EUR million

(reported and non-IFRS 1-12/2010 unaudited, reported 1-12/2009 audited, non-IFRS 1-12/2009 unaudited)

	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009

Net sales (1)	29 134	4	29 138	27 853	—	27 853
Cost of sales	-20 364	—	-20 364	-18 583	—	-18 583

Gross profit	8 770	4	8 774	9 270	—	9 270
% of net sales	30.1		30.1	33.3		33.3

Research and development expenses (2)	-2 954	10	-2 944	-2 984	8	-2 976
% of net sales	10.1		10.1	10.7		10.7

Selling and marketing expenses (3)	-2 294	1	-2 293	-2 366	—	-2 366
% of net sales	7.9		7.9	8.5		8.5

Administrative and general expenses	-393	—	-393	-417	—	-417
% of net sales	1.3		1.3	1.5		1.5

Other income and expenses (4)	170	-152	18	-189	166	-23

Operating profit	3 299	-137	3 162	3 314	174	3 488
% of net sales	11.3		10.9	11.9		12.5

(1) Deferred revenue related to acquisitions of EUR 4 million in 2010.

(2) Amortization of acquired intangible assets of EUR 10 million in 2010 and EUR 8 million 2009.

(3) Amortization of acquired intangible assets of EUR 1 million in 2010.

(4) Restructuring charges of EUR 85 million, refund of customs duties of EUR 61 million, gain on sale of assets and business of EUR 29 million and gain on sale of wireless modem business of EUR 147 million in 2010. Restructuring charges of EUR 178 million, impairment of assets EUR 56 million and gain on sale of security appliance business of EUR 68 million in 2009.

NAVTEQ, EUR million

(reported and non-IFRS 1-12/2010 unaudited, reported 1-12/2009 audited, non-IFRS 1-12/2009 unaudited)

	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009

Net sales (1)	1 002	1	1 003	670	3	673
Cost of sales (2)	-153	—	-153	-88	1	-87

Gross profit	849	1	850	582	4	586
% of net sales	84.7		84.7	86.9		87.1

Research and development expenses (3)	-751	366	-385	-653	346	-307
% of net sales	75.0		38.4	97.5		45.6

Selling and marketing expenses (4)	-250	122	-128	-217	115	-102
% of net sales	25.0		12.8	32.4		15.2

Administrative and general expenses (5)	-70	1	-69	-57	—	-57
% of net sales	7.0		6.9	8.5		8.5

Other income and expenses	-3	—	-3	1	—	1

Operating profit/loss	-225	490	265	-344	465	121
% of net sales	-22.5		26.4	-51.3		18.0

(1) Deferred revenue related to acquisitions of EUR 1 million in 2010 and EUR 3 million in 2009.

(2) Amortization of acquired intangible assets of EUR 1 million in 2009.

(3) Amortization of acquired intangible assets of EUR 366 million in 2010 and EUR 346 million in 2009.

(4) Amortization of acquired intangible assets of EUR 122 million in 2010 and EUR 115 million in 2009.

(5) Amortization of acquired intangible assets of EUR 1 million in 2010.

NOKIA SIEMENS NETWORKS, EUR million

(reported and non-IFRS 1-12/2010 unaudited, reported 1-12/2009 audited, non-IFRS 1-12/2009 unaudited)

	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009

Net sales	12 661	—	12 661	12 574	—	12 574
Cost of sales (1)	-9 266	173	-9 093	-9 162	151	-9 011

Gross profit	3 395	173	3 568	3 412	151	3 563
% of net sales	26.8		28.2	27.1		28.3

Research and development expenses (2)	-2 156	199	-1 957	-2 271	210	-2 061
% of net sales	17.0		15.5	18.1		16.4

Selling and marketing expenses (3)	-1 328	306	-1 022	-1 349	298	-1 051
% of net sales	10.5		8.1	10.7		8.4

Administrative and general expenses (4)	-553	76	-477	-573	103	-470
% of net sales	4.4		3.8	4.6		3.7

Other income and expenses (5)	-44	27	-17	-858	905	47

Operating profit/loss	-686	781	95	-1 639	1 667	28
% of net sales	-5.4		0.8	-13.0		0.2

(1) Restructuring charges of EUR 173 million in 2010 and of EUR 151 million in 2009.

(2) Restructuring charges of EUR 19 million and amortization of acquired intangibles of EUR 180 million in 2010.

Restructuring charges of EUR 30 million and amortization of acquired intangibles of EUR 180 million in 2009.

(3) Restructuring charges of EUR 21 million and amortization of acquired intangibles of EUR 285 million in 2010.

Restructuring charges of EUR 12 million and amortization of acquired intangibles of EUR 286 million in 2009.

(4) Restructuring charges of EUR 76 million in 2010 and EUR 103 million in 2009.

(5) Restructuring charges of EUR 27 million in 2010. Impairment of goodwill of EUR 908 million, gain on sale of real estate EUR 22 million, restructuring charges of EUR 14 million and amortization of acquired intangible assets of EUR 5 million in 2009.

GROUP COMMON FUNCTIONS, EUR million

(reported and non-IFRS 1-12/2010 unaudited, reported 1-12/2009 audited, non-IFRS 1-12/2009 unaudited)

	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-2	—	-2	-1	—	-1

Selling and marketing expenses	-5	—	-5	-1	—	-1

Administrative and general expenses	-99	—	-99	-98	—	-98

Other income and expenses	-8	—	-8	-34	—	-34

Operating profit/loss	-114	—	-114	-134	—	-134

CONSOLIDATED INCOME STATEMENT, EUR million

(reported and non-IFRS 1-12/2010 unaudited, reported 1-12/2009 audited, non-IFRS 1-12/2009 unaudited)

NOKIA GROUP

	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010	Reported 1-12/2009	Special items & PPA 1-12/2009	Non-IFRS 1-12/2009

Net sales (1)	42 446	5	42 451	40 984	3	40 987
Cost of sales (2)	-29 629	173	-29 456	-27 720	152	-27 568

Gross profit	12 817	178	12 995	13 264	155	13 419
% of net sales	30.2		30.6	32.4		32.7

Research and development expenses (3)	-5 863	575	-5 288	-5 909	564	-5 345
% of net sales	13.8		12.5	14.4		13.0

Selling and marketing expenses (4)	-3 877	429	-3 448	-3 933	413	-3 520
% of net sales	9.1		8.1	9.6		8.6

Administrative and general expenses (5)	-1 115	77	-1 038	-1 145	103	-1 042
% of net sales	2.6		2.4	2.8		2.5

Other income and expenses (6)	108	-125	-17	-1 080	1 071	-9

Operating profit	2 070	1 134	3 204	1 197	2 306	3 503
% of net sales	4.9		7.5	2.9		8.5

Share of results of associated companies	1		1	30		30
Financial income and expenses	-285		-285	-265		-265

Profit before tax	1 786	1 134	2 920	962	2 306	3 268
Tax	-443	-384	-827	-702	-174	-876

Profit	1 343	750	2 093	260	2 132	2 392

Profit attributable to equity holders of the parent	1850	412	2 262	891	1 564	2 455
Profit/loss attributable to non-controlling interests	-507	338	-169	-631	568	-63
	1343	750	2 093	260	2 132	2 392

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.50	0.11	0.61	0.24	0.42	0.66
Diluted	0.50	0.11	0.61	0.24	0.42	0.66

Average number of shares (1 000 shares)
Basic	3 708 816		3 708 816	3 705 116		3 705 116
Diluted	3 713 250		3 713 250	3 721 072		3 721 072

Depreciation and amortization, total	1 771	-970	801	1 784	-944	840
Share-based compensation expense, total	48	—	48	13	—	13

(1) Deferred revenue related to acquisitions of EUR 5 million in 2010 and EUR 3 million in 2009.

(2) Restructuring charges of EUR 173 million in 2010. Restructuring charges of EUR 151 million and amortization of acquired intangible assets of EUR 1 million in 2009.

(3) Restructuring charges of EUR 19 million and amortization of acquired intangible assets of EUR 556 million in 2010. Restructuring charges of EUR 30 million, amortization of acquired intangibles of EUR 534 million in 2009.

(4) Restructuring charges of EUR 21 million and amortization of acquired intangible assets of EUR 408 million in 2010. Restructuring charges of EUR 12 million and amortization of acquired intangible assets of EUR 401 million in 2009.

(5) Restructuring charges of EUR 77 million in 2010 and EUR 103 million in 2009.

(6) Restructuring charges of EUR 112 million, refund of customs duties of EUR 61 million, gain on sale of assets and business of EUR 29 million and gain on sale of wireless modem business of EUR 147 million. Restructuring charges of EUR 192 million, amortization of acquired intangible assets of EUR 5 million, impairment of goodwill of EUR 908 million, impairment of assets EUR 56 million, a gain on sale of security appliance business of EUR 68 million and a gain on sale of real estate of EUR 22 million in 2009.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(1-12/2010 unaudited, 1-12/2009 audited)

	1-12/2010*	1-12/2009

Net sales	42 446	40 984
Cost of sales	-29 629	-27 720

Gross profit	12 817	13 264
Research and development expenses	-5 863	-5 909
Selling and marketing expenses	-3 877	-3 933
Administrative and general expenses	-1 115	-1 145
Impairment of goodwill	—	-908
Other income	476	338
Other expenses	-368	-510

Operating profit	2 070	1 197
Share of results of associated companies	1	30
Financial income and expenses	-285	-265

Profit/loss before tax	1 786	962
Tax	-443	-702

Profit	1 343	260

Profit attributable to equity holders of the parent	1 850	891
Loss attributable to non-controlling interests	-507	-631

	1 343	260

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.50	0.24
Diluted	0.50	0.24

Average number of shares (1 000 shares)
Basic	3 708 816	3 705 116
Diluted	3 713 250	3 721 072

Depreciation and amortization, total	1 771	1 784

Share-based compensation expense, total	48	13

NET SALES BY REPORTABLE SEGMENT, EUR million

(10-12/2010, 10-12/2009 and 1-12/2010 unaudited, 1-12/2009 audited)

	10-12/2010	10-12/2009	1-12/2010	1-12/2009

Devices & Services	8 499	8 179	29 134	27 853
NAVTEQ	309	225	1 002	670
Nokia Siemens Networks	3 961	3 625	12 661	12 574
Inter-segment eliminations	-118	-41	-351	-113
Nokia Group	12 651	11 988	42 446	40 984

OPERATING PROFIT BY REPORTABLE SEGMENT, EUR million

(unaudited)

	10-12/2010	10-12/2009	1-12/2010	1-12/2009

Devices & Services	1 018	1 219	3 299	3 314
NAVTEQ	-19	-56	-225	-344
Nokia Siemens Networks	1	17	-686	-1 639
Group common functions	-43	-39	-114	-134
Eliminations (1)	-73	—	-204	—
Nokia Group	884	1 141	2 070	1 197

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS-enabled smartphones.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(1-12/2010 unaudited, 31.12.2009 audited)

	1-12/2010*	1-12/2009

Profit	1 343	260

Other comprehensive income
Translation differences	1 302	-563
Net investment hedge gains/losses	-389	114
Cash flow hedges	-141	25
Available-for-sale investments	9	48
Other increase/decrease, net	45	-7
Income tax related to components of other comprehensive income	126	-44

Other comprehensive income/expense, net of tax	952	-427

Total comprehensive income/expense	2 295	-167

Total comprehensive income/expense attributable to equity holders of the parent	2 776	429
non-controlling interests	-481	-596
	2 295	-167

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million

(31.12.2010 unaudited, 31.12.2009 audited)

	31.12.2010*	31.12.2009
ASSETS
Non-current assets
Capitalized development costs	40	143
Goodwill	5 723	5 171
Other intangible assets	1 928	2 762
Property, plant and equipment	1 954	1 867
Investments in associated companies	136	69
Available-for-sale investments	533	554
Deferred tax assets	1 596	1 507
Long-term loans receivable	64	46
Other non-current assets	4	6
	11 978	12 125
Current assets
Inventories	2 523	1 865
Accounts receivable	7 570	7 981
Prepaid expenses and accrued income	4 360	4 551
Current portion of long-term loans receivable	39	14
Other financial assets	378	329
Investments at fair value through profit and loss, liquid assets	911	580
Available-for-sale investments, liquid assets	3 772	2 367
Available-for-sale investments, cash equivalents	5 641	4 784
Bank and cash	1 951	1 142
	27 145	23 613
Total assets	39 123	35 738

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	312	279
Treasury shares	-663	-681
Translation differences	825	-127
Fair value and other reserves	3	69
Reserve for invested non-restricted equity	3 161	3 170
Retained earnings	10 500	10 132
	14 384	13 088
Minority interests	1 847	1 661
Total equity	16 231	14 749

Non-current liabilities
Long-term interest-bearing liabilities	4 242	4 432
Deferred tax liabilities	1 022	1 303
Other long-term liabilities	88	66
	5 352	5 801
Current liabilities
Current portion of long-term loans	116	44
Short-term borrowing	921	727
Other financial liabilities	447	245
Accounts payable	6 101	4 950
Accrued expenses	7 365	6 504
Provisions	2 590	2 718
	17 540	15 188
Total shareholders’ equity and liabilities	39 123	35 738
Interest-bearing liabilities	5 279	5 203
Shareholders’ equity per share, EUR	3.88	3.53
Number of shares (1 000 shares) (1)	3 709 130	3 708 262

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(1-12/2010 unaudited, 1-12/2009 audited)

	1-12/2010*	1-12/2009
Cash flow from operating activities
Profit attributable to equity holders of the parent	1 850	891
Adjustments, total	2 112	3 390
Change in net working capital	2 349	140
Cash generated from operations	6 311	4 421
Interest received	110	125
Interest paid	-235	-256
Other financial income and expenses, net	-507	-128
Income taxes paid	-905	-915
Net cash from operating activities	4 774	3 247

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-110	-29
Purchase of current available-for-sale investments, liquid assets	-8 573	-2 800
Purchase of investments at fair value through profit and loss, liquid assets	-646	-695
Purchase of non-current available-for-sale investments	-124	-95
Purchase of shares in associated companies	-33	-30
Additions to capitalized development costs	—	-27
Proceeds from repayment and sale of long-term loans receivable	—	—
Proceeds from (+) / payment of (-) other long-term loans receivable	2	2
Proceeds from (+) / payment of (-) short-term loans receivable	-2	2
Capital expenditures	-679	-531
Proceeds from disposal of Group companies, net of disposed cash	-21	—
Proceeds from disposal of shares in associated companies	5	40
Proceeds from disposal of businesses	141	61
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	7 181	1 730
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	333	108
Proceeds from sale of non-current available-for-sale investments	83	14
Proceeds from sale of fixed assets	21	100
Dividends received	1	2
Net cash used in investing activities	-2 421	-2 148

Cash flow from financing activities
Proceeds from stock option exercises	—	—
Purchase of treasury shares	1	—
Proceeds from long-term borrowings	482	3 901
Repayment of long-term borrowings	-6	-209
Proceeds from (+) / payment of (-) short-term borrowings	131	-2 842
Dividends paid	-1 519	-1 546
Net cash used in financing activities	-911	-696

Foreign exchange adjustment	224	-25
Net increase (+) / decrease (-) in cash and cash equivalents	1 666	378
Cash and cash equivalents at beginning of period	5 926	5 548
Cash and cash equivalents at end of period	7 592	5 926

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2010 unaudited, 31.12.2009 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Translation differences				-552				-552	-9	-561
Net investment hedge gains, net of tax				84				84		84
Cash flow hedges, net of tax					-35			-35	49	14
Available-for-sale investments, net of tax					42			42	2	44
Other increase, net							-1	-1	-7	-8
Profit							891	891	-631	260
Total comprehensive income	—	—	—	-468	7	—	890	429	-596	-167
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		16						16		16
Excess tax benefit on share-based compensation		-12						-12	-1	-13
Settlement of performance shares		-166	230			-136		-72		-72
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			969				-969	—		—
Dividend							-1 481	-1 481	-44	-1 525
Total of other equity movements	—	-163	1 200	—	—	-136	-2 450	-1 549	-45	-1 594
Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				1 240				1 240	64	1 304
Net investment hedge gains, net of tax				-288				-288		-288
Cash flow hedges, net of tax					-73			-73	-43	-116
Available-for-sale investments, net of tax					7			7		7
Other increase, net							40	40	5	45
Profit							1 850	1 850	-507	1 343
Total comprehensive income	—	—	—	952	-66	—	1 890	2 776	-481	2 295
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		47						47		47
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance shares		-12	17			-9		-4		-4
Reissuance of treasury shares			1					1		1
Dividend							-1 483	-1 483	-56	-1 539
Conversion of debt to equity								—	766	766
Acquisitions and other change in non-controlling interests							-39	-39	-43	-82
Total of other equity movements	—	33	18	—	—	-9	-1 522	-1 480	667	-813
Balance at December 31, 2010*	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231

COMMITMENTS AND CONTINGENCIES, EUR million
(31.12.2010 unaudited, 31.12.2009 audited)
	GROUP
	31.12.2010*	31.12.2009

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	5	13

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—
Other guarantees	1 262	1 350

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	—
Other guarantees	17	3

Leasing obligations	1 069	1 218

Financing commitments
Customer finance commitments	85	99
Venture fund commitments	238	293

1 EUR = 1.319 USD

*All reported 2010 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2010.

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2009.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — January 27, 2011

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia’s Strategy and Financial Briefing is scheduled to be held on February 11, 2011.

•                  Nokia plans to publish its quarterly results in 2011 on the following dates: Q1 on April 21, Q2 on July 21 and Q3 on October 20, 2011.

•                  Nokia plans to publish its annual report, Nokia in 2010, in week 13 of 2011.

•                  Nokia’s Annual General Meeting is scheduled to be held on May 3, 2011.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel